                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)


                                DBT ONLINE, INC.
                          ---------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          ---------------------------
                         (Title of Class of Securities)

                                   233044106
                          ---------------------------
                                 (CUSIP Number)

                            JAMES W. MCKENZIE, ESQ.
                          MORGAN, LEWIS & BOCKIUS LLP
                               1701 MARKET STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                NOVEMBER 1, 1999
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g) check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.





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                                  SCHEDULE 13D

CUSIP NO. 233044106                                                PAGE 2 OF 8

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  KENNETH G. LANGONE
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                       (b)  [ ]
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3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                  AF

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES OF AMERICA
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                           7        SOLE VOTING POWER
   NUMBER OF                                1,000,000(1)
     SHARES       _____________________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                                1,561,094(2)
       EACH       _____________________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                                 1,000,000(1)
       WITH       _____________________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                            1,561,094(2)
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,561,094
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.8%(3)
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14    TYPE OF REPORTING PERSON*
                  IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 233044106                                                 PAGE 3 OF 8


1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  INVEMED ASSOCIATES, LLC
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                     (b)  [X]
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3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                  AF

-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
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                           7        SOLE VOTING POWER
   NUMBER OF                                900,000(4)
     SHARES       _____________________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                                660,894(5)
       EACH       _____________________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                                 900,000(4)
       WITH       _____________________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                            660,894(5)
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,560,894
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.8%(3)
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                  BD, OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 233044106                                                 PAGE 4 OF 8

                           FOOTNOTES TO SCHEDULE 13D

(1) Includes 200,000 shares of Issuer's Common Stock issuable upon the exercise of currently exercisable stock options.

(2) Includes (i) 900,000 shares of Issuer's Common Stock owned by Invemed Associates, LLC for which Mr. Langone serves as Chairman of the Board, Chief Executive Officer and President, and who is the principal shareholder of Invemed Associates, LLC's parent corporation, Invemed Securities, Inc., (ii) 660,894 shares of Issuer's Common Stock owned by Invemed Catalyst Fund, L.P., which together with Invemed Associates, LLC is controlled by Invemed Securities, Inc. and (iii) 200 shares of Issuer's Common Stock owned by Mr. Langone's spouse.

(3) Based on 20,002,663 shares of Issuer's Common Stock outstanding on October 7,1999 as reported by the Issuer in its Prospectus dated October 7, 1999, filed pursuant to Rule 424(b).

(4) Based on 900,000 shares of Issuer's Common Stock owned by Invemed Associates, LLC.

(5) Based on 660,894 shares of Issuer's Common Stock owned by Invemed Catalyst Fund, L.P.

                                 SCHEDULE 13D

CUSIP NO. 233044106                                                 PAGE 5 OF 8

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the common stock (the "Common Stock") of DBT Online, Inc., a Pennsylvania corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5550 W.
Flamingo Road, Suite B-5, Las Vegas, Nevada 89103.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This statement is being filed by (i) Kenneth G. Langone with respect to shares beneficially owned by Mr. Langone and (ii) Invemed Associates, LLC ("Invemed Associates") with respect to shares beneficially owned by Invemed Associates and Invemed Catalyst Fund, L.P. ("Invemed Catalyst"). Mr. Langone and Invemed Associates are sometimes referred to herein as the "Filing Persons." Any disclosure herein with respect to persons other than the Filing Persons are made on information and belief after making inquiry to the appropriate party.

                  (b) The business address of the Filing Persons is: 375 Park Avenue, Suite 2205, New York, New York 10152.

                  (c) Mr. Langone's principal occupation is as Chairman of the Board, Chief Executive Officer and President of Invemed Associates, a New York Stock Exchange member firm engaged primarily in the business of investment banking and brokerage services.

                  (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

                  (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Langone is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

                  On November 1, 1999, Invemed Catalyst purchased 654,294 shares of the Issuer's Common Stock in a block trade.

                  On October 25, 1999, Invemed Catalyst purchased 6,600 shares of the Issuer's Common Stock in the open market.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Invemed Catalyst has acquired the 660,894 shares of the Issuer's Common Stock for investment purposes and intends to evaluate the performance of such securities as an investment in the ordinary course of business.

                  Except as provided above, neither Mr. Langone nor Invemed Associates has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

                                 SCHEDULE 13D

CUSIP NO. 233044106                                                 PAGE 6 OF 8



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Mr. Langone beneficially owns 2,561,094 shares of Common Stock, which constitute 12.8% of the Common Stock outstanding (based upon 20,002,663 shares of Common Stock outstanding as of October 7, 1999). Invemed Associates beneficially owns 1,560,894 shares of Common Stock, which constitute 7.8% of the Common Stock outstanding (based upon 20,002,663 shares of Common Stock outstanding as of October 7, 1999).

                  (b) Mr. Langone has sole voting power and power to dispose of the 1,000,000 shares of the Issuer's Common Stock. Mr. Langone has shared voting power and power to dispose of the 1,561,094 shares of the Issuer's
Common Stock. Mr. Langone shares voting power and power to dispose of the 1,561,094 shares of the Issuer's Common Stock with Invemed Associates with respect to 900,000 shares, with Invemed Catalyst with respect to 660,894 shares and with his spouse with respect to 200 shares. Invemed Associates has sole voting power and power to dispose of the 900,000 shares of the Issuer's Common Stock. Invemed Associates has shared voting power and power to dispose of the 660,894 shares of the Issuer's Common Stock with Invemed Catalyst. Invemed Associates has its principal business address at 375 Park Avenue, Suite 2205, New York, New York 10152. Invemed Associates is a New York Stock Exchange member firm engaged primarily in the business of investment banking and brokerage services. Invemed Catalyst has its principal business address at 375 Park Avenue, Suite 2205, New York, New York 10152. Invemed Catalyst is a limited partnership that is not registered and is engaged primarily in the business of investing in both private and public companies. During the last five years, neither Invemed Associates nor Invemed Catalyst has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.) During the last five years, neither Invemed Associates nor Invemed Catalyst has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Langone's business address is 375 Park Avenue, Suite 2205, New York, New York, 10152. Mrs. Langone's principal occupation is as homemaker. During the last five years, Mrs. Langone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.) During the last five years, Mrs. Langone has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Langone is a U.S. citizen.

                  (c) Invemed Associates, together with Credit Suisse First Boston Corporation, acted as representatives of the underwriters in respect of Issuer's public offering of Common Stock pursuant to a registration statement on Form S-3 with respect to 6,369,758 shares of Common Stock, including 700,000 shares which were the subject of the underwriters' over-allotment option, sold to the public at $25.00 per share.

                  Mrs. Langone has not effected any transactions in the Issuer's Common Stock during the past sixty days.

                  (d)  N/a.

                  (e)  N/a.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  See Items 3, 4 and 5.



                                       9
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                                 SCHEDULE 13D

CUSIP NO. 233044106                                                 PAGE 7 OF 8


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  N/a.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 2, 1999




                                                   /s/ Kenneth G. Langone
                                                   ---------------------------
                                                   Kenneth G. Langone


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CUSIP NO. 233044106                                                 PAGE 8 OF 8


                                                 INVEMED ASSOCIATES LLC



Dated:  November 2, 1999                         By: /s/ John Baran
                                                    ---------------------------
                                                 Name: John Baran
                                                      -------------------------
                                                 Title: Chief Financial Officer
                                                        -----------------------